SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No.1)*

Exide Technologies
(Name of Issuer)

Common Stock
(Title of Class of Securities)

302051206
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 227,815
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 227,815
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.29%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 302051206	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 206,187
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 206,187
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,187
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 302051206	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,232,989
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,232,989
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,232,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.98%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 302051206	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,129,001
	6	SHARED VOTING POWER 6,666,991
	7	SOLE DISPOSITIVE POWER 1,129,001
	8	SHARED DISPOSITIVE POWER 6,666,991
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,795,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 302051206	13G/A	Page 6 of 12 Pages

The Schedule 13 G filed on August 19, 2011 is hereby amended and restated by this Amendment No. 1 to the Schedule 13G.

I. A.	NAME OF ISSUER:

The name of the issuer is Exide Technologies (the "Company").

Item 1B.	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 13000 Deerfield Parkway, Building 200, Milton, Georgia 30004.

II. A.	NAME OF PERSON FILING:

This statement is filed by:

(i)
Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to certain separately managed accounts, with respect to shares of Common Stock directly owned by such accounts;

(ii)	Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM") with respect to the shares of Common Stock directly owned by it;
(iii)
Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of Tontine Capital Overseas Master Fund II, LLC ("TCOM II"), with respect to the shares of Common stock directly owned by TCOM II;

(iv)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by him and TCM, TCOM II and certain separately managed accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 302051206	13G/A	Page 7 of 12 Pages

Item 2B.	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.

Item 2C.	CITIZENSHIP:

See Item 2(a) above.

Item 2D.	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Common Stock").

CUSIP No. 302051206	13G/A	Page 8 of 12 Pages

Item 2E.	CUSIP NUMBER:

302051206

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____________________________________________
Not applicable.

CUSIP No. 302051206	13G/A	Page 9 of 12 Pages

Item 4.	OWNERSHIP.

A.	Tontine Overseas Associates, L.L.C.
	(a)	Amount beneficially owned: 227,815
(b)
Percent of class: 0.29%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 78,122,823 shares of Common Stock issued and outstanding as of October 28, 2011, as set forth in the Company's Quarterly Report Form 10-Q for the quarterly period ended September 30, 2011 filed on November 9, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 227,815
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 227,815

B.	Tontine Capital Management, L.L.C.
	(a)	Amount beneficially owned: 206,187
	(b)	Percent of class: 0.26%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 206,187
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 206,187

C.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 6,232,989
	(b)	Percent of class: 7.98%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 6,232,989
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 6,232,989

D.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 7,795,992
	(b)	Percent of class: 9.98%
	(c)	(i)	Sole power to vote or direct the vote: 1,129,001
		(ii)	Shared power to vote or direct the vote: 6,666,991
		(iii)	Sole power to dispose or direct the disposition: 1,129,001
		(iv)	Shared power to dispose or direct the disposition: 6,666,991

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

CUSIP No. 302051206	13G/A	Page 10 of 12 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from or the proceeds from the sale of such shares.  Mr. Gendell is the Managing Member of TOA, TCM and TAA and in that capacity directs their operations.  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 302051206	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2012

/s/ JEFFREY L. GENDELL

Jeffrey L. Gendell, individually, and as managing member of Tontine Overseas Associates, L.L.C. and as managing member of Tontine Capital Management, L.L.C.; and as managing member of Tontine Asset Associates, LLC for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.

CUSIP No. 302051206	13G/A	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 10, 2012

/s/ JEFFREY L. GENDELL

Jeffrey L. Gendell, individually, and as managing member of Tontine Overseas Associates, L.L.C. and as managing member of Tontine Capital Management, L.L.C.; and as managing member of Tontine Asset Associates, LLC for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.